FinEV Inc.

OFFERING STATEMENT



Issuer Name	FinEV Inc.
Doing Business As	FinEV
Offering Amount	$100,000 - $1,235,000
Security Type	Simple Agreement for Future Equity (SAFE)
Post-Money Company Valuation CAP	$10,000,000
Discount Rate	None

COMPANY OVERVIEW

FinEV helps small and medium-sized businesses (SMBs) transition to electric vehicles (EVs) by offering tailored financing solutions that overcome traditional lending barriers. Using automation and EV-specific data, FinEV's technology platform simplifies the entire process—from selecting the right EVs to securing financing from FinEV or a partner—making sustainable transportation more accessible and cost-effective.

FinEV's customers are primarily small and medium-sized businesses aiming to electrify their vehicle fleets. Small businesses are responsible for most commercial vehicle purchases in the U.S., and in fact operate 96% of the 75 million trucks domestically. These customers mainly seek to reduce operational costs by moving to EVs: long-term savings that come from reduced fuel and maintenance expenses. Some delivery truck drivers seem able to cover financing payments based on their cost savings alone. Additionally, customers seek EVs to enhance their brand and demonstrate a commitment to sustainability. By partnering with FinEV on their EV purchase, they benefit from fast approvals, simple applications, competitive rates, flexible terms, and expert guidance throughout the transition process.

Clients choose FinEV to access favorable capital, and for its deep expertise in EVs. By incorporating EV-specific data like Total Cost of Ownership (TCO) and Residual Value (RV) estimates, FinEV offers competitive financing, often enabling access to capital where it was previously unavailable. This increased financial inclusivity is particularly impactful for small businesses and founders from economically disadvantaged communities, who now may experience better opportunities.

Financing is key to EV adoption. An investment in FinEV secures a position in this pivotal segment of the growing EV market. By focusing on the underserved SMB sector, FinEV taps into a substantial market segment poised for rapid electrification. Due to the large savings opportunities present with commercial vehicles, these customers are not dependent on low vehicle costs or tax credits. The company's data-driven end-to-end approach—from vehicle selection to financing and ongoing support—creates multiple revenue streams and fosters strong client relationships, positioning FinEV for sustainable growth in the evolving transportation landscape.

Company History
FinEV was founded in 2023 by a team of industry veterans who recognized a critical gap in the EV financing landscape. The CEO and Chief Credit and Risk Officer, both with extensive experience working for major banks, observed that traditional lenders were not offering fair or accessible financing to EV buyers. They also realized that the rigid structures of these financial institutions would prevent meaningful change for at least five years. Determined to address this issue, they set out to build an automated platform that could offer EV loans efficiently, affordably, and transparently.

By late 2024, after refining their platform and securing funding, FinEV officially launched and issued its first loan. The company's unique approach—combining automation with deep EV market knowledge—quickly proved successful. Today, FinEV has built a $5 million pipeline of loans and is poised for further growth, driven by its commitment to making sustainable transportation accessible to small and medium-sized businesses.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Nic Abel	Stock	100%

The above is the only ownership outstanding for the company. The ownership interests of a(n) DE Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Nic Abel
Title: CEO
Work History: - FinEV
- Amazon: Business Development and Partnerships - Payments and Lending

- Silicon Valley Bank: Business Strategy - Payments and Embedded Finance
- Citi: VP/Head of Product - Payments

Biography: Nic Abel is a strategic fintech executive and startup founder driving the transition to electric vehicles (EV) for small and medium-sized businesses (SMBs) through innovative financial solutions. With over 25 years experience between Citi, Silicon Valley Bank and Amazon, he is a proven leader in fintech product development, credit underwriting, and strategic partnerships. In these roles, he has scaled numerous financial products globally, raised diverse pools of capital, and built operationally efficient businesses. He received a Bachelor of Engineering from Queen Mary & Westfield College at the University of London, and an MBA from Warwick Business School. A dedicated father to his two children, he resides in the Washington DC area, but the SF bay area and London each hold a special place in his heart.

Cullen Kasunic
Title: CFO
Work History: - FinEV
- Founder/Principal: Solve Resource and Energy Associates
- BlocPower: Chief Project Finance Officer/CFO

Biography: Since 2009, when he co-founded UnitedWind, the world's first backyard wind development company, Cullen has designed and implemented numerous cleantech financing and analysis products. Prior to his work at FinEV, he was leading finance at BlocPower, where he brought in capital from IPC, Goldman Sachs, Microsoft, and crowdfunding to establish a broad financing program to decarbonize buildings. Built up with over $80M of capacity, these funds have facilitated HVAC retrofits, solar, storage, EV charging, and energy efficiency upgrades across the US. He has built and operated financing programs for cleantech companies such as Energetic Insurance, Sealed, Optimus Technologies, and Seinergy. He has originated and underwrote solar loans for utility co. PSE&G, and supported organizations like The Community Preservation Corporation, Clean Feet Advisors, and the Kresge foundation to further invest in climate and communities. He holds a BA in Urban Planning from SUNY Albany, and a technology-focused MBA from RPI. He resides with his family in Upstate NY, which he believes will stand up to climate change better than many other places.

Geoff Jenkins
Title: CCO
Work History: - FinEV
- Credit Risk Insights
- Wells Fargo: Head of Consumer Credit

Biography: With over 25 years of consumer and small business credit leadership, Geoff Jenkins has managed credit risk for businesses ranging from startup fintech lenders through to portfolios measured in hundreds of billions of dollars. As the head of consumer credit at Wells Fargo, Geoff was responsible for credit risk across the auto lending, small business, card and mortgage businesses, as well as specialty programs such as student lending & retail financing, and across all aspects of the credit lifecycle, including a pioneering EV auto loan portfolio jointly created with Tesla. Since 2022, Geoff has acted as a senior advisor to multiple fintech lenders, technology providers and fintech banks across a range of assets and business stages. Geoff brings extensive knowledge of both auto and small business lending to FinEV, including innovative underwriting and portfolio management approaches, as well as experience helping lead businesses transition from launch through to the use of robust credit risk management as a competitive and customer advantage. Geoff has lived in the Midwest, California and Texas, and is married with three children.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Some portion of funds will go to support company operations and growth while a portfolio of business is established, while another portion of funds will directly go towards vehicle loans (which may also utilize additional 3rd party capital)

- Full direct lending to approximately 5 EV borrowers: 35.00%
- Contribution to loans for approximately 15 EV borrowers: 28.52%
- Sales and Marketing: 12.19%
- Underwriting and Loan Operations: 12.15%
- General Overhead: 12.15%

This is an example. All use of proceeds subject to change. It is management's intention that at least 50% of funds will be dedicated to vehicle loans, if possible.

Funds raised here will be catalytic to expand our loan portfolio. To date, we have secured a loan pipeline through referral arrangements with EV manufacturers/OEMs, but have not had adequate operational or loan-funding capital to take on all the loans. When we have implemented this, we will have a larger book of loans, whose interest payments can support operations, and which can be shown as a track record to justify further 3rd party investment.

Below is a summary of the Company’s expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	*Cost*
Full direct lending to 5 small business EV purchasers	$432,250.00
Contribution to loans for 15 small business EV purchasers	$352,250.00
Marketing	$150,500.00
Software/Platform Expense	$150,000.00
Staff Expense	$150,000.00
Total	$1,235,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Inability To Sell Your SAFE
The law prohibits you from selling your SAFE (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your SAFE for its full term.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the SAFE Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$1,235,000.00
Less: Intermediary Fee*	- $8,500.00	- $93,625.00
Net Proceeds	$91,500.00	$1,141,375

*Applied at marginal rate based upon amount of total offering: up to $100,000 = 8.5%, $100,001 - $1,235,000 = 7.5%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in FinEV Inc. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with FinEV Inc. ("SAFE Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are SAFE notes. They are governed by a separate document called the SAFE Agreement , which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the SAFE Agreement. However, this is only a summary. Before investing, you should read the Safe Agreement in its entirety.

- The principal amount of your SAFE note will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The security prohibits the sale or other transfer of securities without the Company's consent.
- If you want to sell your security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for the security as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the SAFE Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the SAFE agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding the SAFE agreement. They could also issue other classes of securities with rights superior to those of investors holding the SAFE agreement.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the SAFE agreement.

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the SAFE agreement.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the SAFE agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has no current debt obligations outside of customary internal loans made by the founder to the company noted on the financial statements.

FINANCIAL INFORMATION

See Exhibit C for Reviewed Financial Statements by a Certified Public Accountant (CPA).

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i)   in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i) at the time of the filing of this offering statement bars the person from:
    a)   association with an entity regulated by such commission, authority, agency or officer;
    b)   engaging in the business of securities, insurance or banking;
    c)   engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SAFE AGREEMENT

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by (the "**Investor**") of (the "**Purchase Amount**") on or about April 04, 2025, Finev Inc. a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms.

The "**Post-Money Valuation Cap**" is $10,000,000. See **Section 2** for certain additional defined terms.

Events

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free

reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **<u>Dissolution Event</u>**. If there is a Dissolution Event before the termination of this Safe, the Investor will

automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **<u>Liquidation Priority</u>**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like

standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)	Junior to payment of outstanding indebtedness and creditor claims, including contractual claims

for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)	On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are

insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)	Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **<u>Termination</u>**. This Safe will automatically terminate (without relieving the Company of any obligations

arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

<u>Definitions</u>

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial

public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-

counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "asconverted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities,

vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds

from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised

pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to

this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"S**tandard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

<u>Company Representations</u>

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

<u>Investor Representations</u>

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform
its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. Any investments made through Regulation CF are not required to be from an accredited investor. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

Miscellaneous

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the state of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements)

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Cullen Kasunic

_____

Cullen Kasunic

FinEV Inc.



STACY LEE HARRIS

12853 Andover Drive

Carmel, IN 46033

USA

Stacyharris2203@gmail.com

Prepared by **Stacy Harris, CPA**

Independent Accountant's Review Report

To the Board of Directors and Shareholders of FinEV Inc.

We have reviewed the accompanying financial statements of **FinEV Inc.**, which comprise the Balance Sheet as of December 31, 2023, the Profit and Loss Statement for the year then ended, and the Statement of Cash Flows for the year then ended, in accordance with **SSARS No. 21 (Section 90)**, Statements on Standards for Accounting and Review Services issued by the **American Institute of Certified Public Accountants (AICPA)**.

Management's Responsibility for the Financial Statements

The financial statements are the responsibility of **FinEV Inc.'s** management. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements, ensuring that they are free from material misstatement, whether due to fraud or error. Management is also responsible for selecting appropriate accounting policies, making reasonable accounting estimates, and ensuring the financial statements are in compliance with the applicable financial reporting framework.

Accountant's Responsibility

Our responsibility is to express a conclusion on these financial statements based on our review. We conducted our review in accordance with the standards established by the **AICPA** and **SSARS No. 21**, which requires that we plan and perform the review to obtain limited assurance that the financial statements are free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole.

Accordingly, we do not express such an opinion. We are not required to perform procedures to identify fraud, and our review did not include the evaluation of the effectiveness of internal controls or the examination of all aspects of transactions and account balances.

Opinion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with the applicable financial reporting framework.

Financial Statements Overview

The following is a breakdown of the reviewed financial statements of FinEV Inc. for the fiscal year ending December 31, 2023:

Balance Sheet (As of December 31, 2023)

Assets	Amount ($)
Current Assets	
Cash	$0.00
Mercury Checking (0574)	$8,245.67
Wise GBP Checking	$41.92
Total Current Assets:	**$8,287.59**
Fixed Assets	
Apple MAC	$1,906.94
Total Fixed Assets	**$1,906.94**
Total Assets	**$10,194.53**

Liabilities	Amount ($)
Current Liabilities	
AMEX Business Credit Card	$29.00
Total Current Liabilities	**$29.00**
Long-Term Liabilities	
Notes Payable - Nicholas Abel (5 Years)	$29,580.72
Total Long-Term Liabilities	**$29,580.72**
Total Liabilities:	**$29,609.72**
Equity	
Common Stock	$800.00
Retained Earnings (Net Income)	$-20,215.19
Total Equity	**$-19,415.19**
Total Liabilities and Equity	**$10,194.53**

Profit and Loss Statement (January - December 2023)

Income:	Amount ($)
Total Income	$0.00
Gross Profit	$0.00

Expenses:

Advertising & Marketing	$784.27
Commissions & Fees	$69.99
Contract Labor	$11,729.29

General Business Expenses:

Bank fees & service charges	$50.56
Memberships & subscriptions	$243.45
Total General Business Expenses	**$294.01**
Legal & Accounting Services	$1,599.90

Meals:

Meals with clients	$77.02
Total Meals	**$77.02**

Office Expenses:

Office supplies	$208.90
Shipping & postage	$13.23
Software & apps	$2,730.35
Total Office Expenses	**$2,952.48**
Rent	$2,164.00
Travel (Vehicle rental)	$404.63

Utilities:

Internet & TV services	$135.00
Total Utilities	**$135.00**
Total Expenses	**$20,210.59**
Net Operating Income	**$-20,210.59**

Other Expenses:

Unrealized Gain or Loss	$0.00

Vehicle Expenses:

Parking & tolls	$4.60
Total Vehicle Expenses	**$4.60**
Total Other Expenses	**$4.60**
Net Income	**$-20,215.19**

Statement of Cash Flows (January - December 2023)

Operating Activities	Amount ($)
Net Income	$-20,215.19
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:	
AMEX Business Credit Card	$29.00
Net Cash Provided by Operating Activities	**$-20,186.19**
Investing Activities	
Apple MAC Purchase	$-1,906.94
Net Cash Provided by Investing Activities	**$-1,906.94**
Financing Activities	
Notes Payable - Nicholas Abel (5 Years)	$29,580.72
Common Stock Issuance	$800.00
Net Cash Provided by Financing Activities	**$30,380.72**
Net Cash Increase for Period	**$8,287.59**
Cash at End of Period	**$8,287.59**

Note on Going Concern

The company has reported a negative equity position and a net loss for the period, indicating potential liquidity and operational challenges. However, the company has raised financing through Notes Payable and Common Stock to maintain its cash position. The ability of the company to continue as a going concern is dependent on its ability to generate revenues and manage expenses in the upcoming periods.

This report is provided based on the review of the financial statements for FinEV Inc. for the year ending December 31, 2023. If further clarification is needed or specific adjustments are required, please feel free to reach out.

Sincerely

STACY LEE HARRIS



Certified Public Accountant
CP19500578

04/03/2025



STACY LEE HARRIS

12853 Andover Drive

Carmel, IN 46033

USA

Stacyharris2203@gmail.com

Prepared by **Stacy Harris, CPA**

Independent Accountant's Review Report

To the Board of Directors and Shareholders of FinEV Inc.

We have reviewed the accompanying financial statements of **FinEV Inc.** for the year ended **December 31, 2024**. These include the Balance Sheet, Profit and Loss Statement, and Statement of Cash Flows for the year then ended, in accordance with **SSARS No. 21 (Section 90),** Statements on Standards for Accounting and Review Services issued by the **American Institute of Certified Public Accountants (AICPA).**

Management's Responsibility for the Financial Statements

The financial statements are the responsibility of **FinEV Inc.'s** management. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements, ensuring that they are free from material misstatement, whether due to fraud or error. Management is also responsible for selecting appropriate accounting policies, making reasonable accounting estimates, and ensuring the financial statements are in compliance with the applicable financial reporting framework.

Accountant's Responsibility

Our responsibility is to express a conclusion on the financial statements based on our review. We conducted our review in accordance with the standards established by the **American Institute of Certified Public Accountants (AICPA),** which requires that we plan and perform the review to obtain limited assurance that the financial statements are free from material misstatement. A review is substantially less in scope than an audit, and therefore, we do not express an opinion on these financial statements.

Opinion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with the applicable financial reporting framework.

Financial Statements Overview for 2024

Balance Sheet (As of December 31, 2023)

Assets	Amount ($)
Current Assets	
Cash	$0.00
Mercury Checking (0574)	$61,003.11
Mercury Checking (1852)	$0.00
Wise GBP Checking	$-11.15
Total Bank Accounts	**$60,992.96**
Other Current Assets	
Loan 0020001 (Luxtransporter Group Inc)	$63,225.00
Total Other Current Assets	**$63,225.00**
Total Current Assets	**$124,217.96**
Fixed Assets	
Apple MAC	$1,906.94
Total Fixed Assets	**$1,906.94**
Total Fixed Assets	**$1,906.94**
Total Assets	**$126,124.90**

Liabilities	Amount ($)
Current Liabilities	
Accounts Payable	$9,171.40
AMEX Business Credit Card	$2,843.45
Total Current Liabilities	**$12,014.85**
Long-Term Liabilities	
Notes Payable - Kyle Haas	$10,000.00
Notes Payable - Nicholas Abel	$89,055.30
Notes Payable - Nicholas Abel (5 Years)	$128,396.05
Total Long-Term Liabilities	**$227,451.35**
Total Liabilities	**$239,466.20**

Liabilities	Amount ($)
Common Stock	$750.00
Retained Earnings	$-20,215.19
Net Income	$-93,876.11
Total Equity	**$-113,341.30**
Total Liabilities and Equity	**$126,124.90**

Profit and Loss Statement (January - December 2024)

	Amount ($)
Total Income: $0.00 (No income reported for the period)	
Gross Profit	$0.00
Expenses:	
Advertising & Marketing	$402.76
Business Licenses	$4.50
Contract Labor	$59,693.00
General Business Expenses:	
Bank fees & service charges	$338.02
Memberships & subscriptions	$6,171.62
Total General Business Expenses	**$6,509.64**
Legal & Accounting Services	$2,657.00
Legal Fees	$5,158.25
Total Legal & Accounting Services	**$7,815.25**
Meals:	
Meals with clients	$24.52
Travel meals	$137.68
Total Meals	**$237.20**
Office Expenses:	
Office supplies	$123.17
Software & apps	$11,061.49
Total Office Expenses	**$11,184.66**
Rent	$5,100.00
Travel (Vehicle rental)	
Airfare	$1,150.59
Hotels	$981.61
Taxis or shared rides	$82.99
Vehicle rental	$287.81
Total Travel	**$2,503.00**
Utilities:	
Internet & TV services	$324.00
Total Utilities	**$324.00**
Total Expenses	**$93,774.01**
Net Operating Income	**$-93,774.01**

Other Income

    Credit card rewards $1.80

    Total Other Income   **$1.80**

Other Expenses:

    Vehicle Expenses: (Parking & tolls) $103.90

    Total Other Expenses   **$103.90**

Net Income   **$-93,876.11**

Statement of Cash Flows (January - December 2024)

Operating Activities	Amount ($)
Net Income	$-93,876.11
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:	
Loan 0020001 (Luxtransporter Group Inc)	$-63,225.00
Accounts Payable (A/P)	$9,171.40
AMEX Business Credit Card	$2,814.45
Total Adjustments to Reconcile Net Income to Net Cash Provided by Operations	**$-51,239.15**
Net Cash Provided by Operating Activities	**$-145,115.26**
Financing Activities	
Notes Payable - Kyle Haas	$10,000.00
Notes Payable - Nicholas Abel	$89,055.30
Notes Payable - Nicholas Abel (5 Years)	$98,815.33
Common Stock	$-50.00
Net Cash Provided by Financing Activities	**$197,820.63**
Net Cash Increase for Period	**$52,705.37**
Cash at Beginning of Period	**$8,287.59**
Cash at End of Period	**$60,992.96**

Note on Going Concern

The company has reported significant net losses for the period, resulting in negative equity. However, financing activities have raised sufficient funds to maintain a positive cash balance at the end of the period. The company's ability to continue as a going concern depends on its future ability to generate revenues, reduce operating losses, and manage its liabilities effectively.

This review engagement was conducted in accordance with **SSARS No. 21.** If you require further clarification or adjustments, please do not hesitate to reach out.

Sincerely

STACY LEE HARRIS



Certified Public Accountant
CP19500578

04/03/2025